THE GABELLI SRI FUND, INC.

One Corporate Center

Rye, New York 10580

May 31, 2007

Ms. Laura Hatch

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli SRI Fund, Inc.

Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A under the
Securities Act of 1933 (Registration No. 333-141093)

Dear Ms. Hatch:

Pursuant to Rule 461 under the Securities Act of 1933, The Gabelli SRI Fund, Inc. (the “Fund”) and its undersigned distributor hereby request acceleration of the effective date of the above captioned Registration Statement to May 31, 2007.

All brokers will receive copies of the final prospectus and will have an opportunity to review it before offering the securities to their clients.

Very truly yours,

The Gabelli SRI Fund, Inc.

By:  /s/ Agnes Mullady

Name: Agnes Mullady
Title: Treasurer

and

Gabelli & Company, Inc.

By:  /s/ Bruce Alpert

Name: Bruce Alpert
Title: Vice President